UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2014

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On September 17, 2014, Can-Fite BioPharma Ltd. issued unaudited interim condensed consolidated financial statements as of June 30, 2014. Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Operating and Financial Review and Prospects as of June 30, 2014.

99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2014.

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Exhibit Index

Exhibit No.	Description

99.1	Operating and Financial Review and Prospects as of June 30, 2014.

99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date September 17, 2014	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer

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